UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (Amendment No. 2)

                         INSIGNIA FINANCIAL GROUP, INC.
                       (F/K/A INSIGNIA/ESG HOLDINGS, INC.)
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                           45767A 10 5 (COMMON STOCK)
                                 (CUSIP Number)

                                Andrew L. Farkas
                         Insignia Financial Group, Inc.
                                 200 Park Avenue
                            New York, New York 10166
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 16, 1999
             ______________________________________________________
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box .

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  SCHEDULE 13D

 ----------------------
  CUSIP No. 45767A 10 5
 ----------------------

 ------------------------------------------------------------------------------
| 1   |  NAME OF REPORTING PERSONS                                             |
|     |  Andrew L. Farkas                                                      |
|     |  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                    |
|     |  (Intentionally Omitted)                                               |
|------------------------------------------------------------------------------|
| 2   |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ] |
|     |                                                                 (b)[X] |
|------------------------------------------------------------------------------|
| 3   |  SEC USE ONLY                                                          |
|------------------------------------------------------------------------------|
| 4   |  SOURCE OF FUNDS*                                                      |
|     |  Not applicable                                                        |
|------------------------------------------------------------------------------|
| 5   |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     |
|     |  TO ITEMS 2(d) OR 2(e)                                             [ ] |
|------------------------------------------------------------------------------|
| 6   |  CITIZENSHIP OR PLACE OF ORGANIZATION                                  |
|     |  United States                                                         |
|------------------------------------------------------------------------------|
|                   |  7  | SOLE VOTING POWER                                  |
|                   |     | 154,700                                            |
|    NUMBER OF      |----------------------------------------------------------|
|      SHARE        |  8  | SHARED VOTING POWER                                |
|   BENEFICIALLY    |     | 1,093,890                                          |
|    OWNED BY       |----------------------------------------------------------|
|      EACH         |  9  | SOLE DISPOSITIVE POWER                             |
|    REPORTING      |     | 154,700                                            |
|   PERSON WITH     |----------------------------------------------------------|
|                   |  10 | SHARED DISPOSITIVE POWER                           |
|                   |     | 1,093,890                                          |
|------------------------------------------------------------------------------|
| 11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          |
|     |  1,248,590                                                             |
|------------------------------------------------------------------------------|
| 12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                |
|     |  CERTAIN SHARES*                                                   [ ] |
|------------------------------------------------------------------------------|
| 13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    |
|     |  6.0%                                                                  |
|------------------------------------------------------------------------------|
| 14  |  TYPE OF REPORTING PERSON*                                             |
|     |  IN                                                                    |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------
CUSIP No. 45767A 10 5
----------------------

 ------------------------------------------------------------------------------
|  1  |  NAME OF REPORTING PERSONS Metro Shelter Directives, Inc.              |
|     |  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                    |
|     |  (Intentionally Omitted)                                               |
|------------------------------------------------------------------------------|
|  2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ] |
|     |                                                                (b) [X] |
|------------------------------------------------------------------------------|
|  3  |  SEC USE ONLY                                                          |
|------------------------------------------------------------------------------|
|  4  |  SOURCE OF FUNDS*                                                      |
|     |  Not applicable                                                        |
|------------------------------------------------------------------------------|
|  5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ] |
|     |  PURSUANT TO ITEMS 2(d) OR 2(e)                                        |
|------------------------------------------------------------------------------|
|  6  |  CITIZENSHIP OR PLACE OF ORGANIZATION                                  |
|     |  Delaware                                                              |
|------------------------------------------------------------------------------|
|                   |  7   | SOLE VOTING POWER                                 |
|                   |      | None                                              |
|     NUMBER OF     |----------------------------------------------------------|
|      SHARES       |  8   | SHARED VOTING POWER                               |
|   BENEFICIALLY    |      | 976,141                                           |
|     OWNED BY      |----------------------------------------------------------|
|       EACH        |  9   | SOLE DISPOSITIVE POWER                            |
|    REPORTING      |      | None                                              |
|   PERSON WITH     |----------------------------------------------------------|
|                   |  10  | SHARED DISPOSITIVE POWER                          |
|                   |      | 976,141                                           |
|------------------------------------------------------------------------------|
| 11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          |
|     |  976,141                                                               |
|------------------------------------------------------------------------------|
| 12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]   |
|     |  EXCLUDES CERTAIN SHARES*                                              |
|------------------------------------------------------------------------------|
| 13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    |
|     |  4.7%                                                                  |
|------------------------------------------------------------------------------|
| 14  |  TYPE OF REPORTING PERSON*                                             |
|     |  CO                                                                    |
 ------------------------------------------------------------------------------|

                                  SCHEDULE 13D

----------------------
CUSIP No. 45767A 10 5
----------------------

 ------------------------------------------------------------------------------
|  1  |  NAME OF REPORTING PERSONS                                             |
|     |  R.A.F. Resources                                                      |
|     |  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                    |
|     |  (Intentionally Omitted)                                               |
|------------------------------------------------------------------------------|
|  2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[ ]     |
|     |                                                             (b)[X]     |
|------------------------------------------------------------------------------|
|  3  |  SEC USE ONLY                                                          |
|     |                                                                        |
|------------------------------------------------------------------------------|
|  4  |  SOURCE OF FUNDS*                                                      |
|     |  Not applicable                                                        |
|------------------------------------------------------------------------------|
|  5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     |
|     |   TO ITEMS 2(d) OR 2(e)                                                |
|------------------------------------------------------------------------------|
|  6  |  CITIZENSHIP OR PLACE OF ORGANIZATION                                  |
|     |  Delaware                                                              |
|------------------------------------------------------------------------------|
|                   |  7   | SOLE VOTING POWER                                 |
|                   |      | None                                              |
|     NUMBER OF     |----------------------------------------------------------|
|      SHARES       |  8   | SHARED VOTING POWER                               |
|   BENEFICIALLY    |      | 117,504                                           |
|     OWNED BY      |----------------------------------------------------------|
|       EACH        |  9   | SOLE DISPOSITIVE POWER                            |
|    REPORTING      |      | None                                              |
|   PERSON WITH     |----------------------------------------------------------|
|                   |  10  | SHARED DISPOSITIVE POWER                          |
|                   |      | 117,504                                           |
|------------------------------------------------------------------------------|
|  11 |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          |
|     |  117,504                                                               |
|------------------------------------------------------------------------------|
|  12 |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         |
|     |  EXCLUDES CERTAIN SHARES*                                         [ ]  |
|------------------------------------------------------------------------------|
|  13 |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    |
|     |  less than 1%                                                          |
|------------------------------------------------------------------------------|
|  14 |  TYPE OF REPORTING PERSON*                                             |
|     |  PN                                                                    |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------
CUSIP No. 45767A 10 5
----------------------

 ------------------------------------------------------------------------------
|  1  |  NAME OF REPORTING PERSONS                                             |
|     |  F III, Inc.                                                           |
|     |  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                    |
|     |  (Intentionally Omitted)                                               |
|------------------------------------------------------------------------------|
|  2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]  |
|     |                                                                (b)[X]  |
|------------------------------------------------------------------------------|
|  3  |  SEC USE ONLY                                                          |
|------------------------------------------------------------------------------|
|  4  |  SOURCE OF FUNDS*                                                      |
|     |  Not applicable                                                        |
|------------------------------------------------------------------------------|
|  5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              |
|     |  PURSUANT TO ITEMS 2(d) OR 2(e)                                        |
|------------------------------------------------------------------------------|
|  6  |  CITIZENSHIP OR PLACE OF ORGANIZATION                                  |
|     |  Delaware                                                              |
-------------------------------------------------------------------------------|
|                   |  7   | SOLE VOTING POWER                                 |
|                   |      | None                                              |
|     NUMBER OF     |----------------------------------------------------------|
|      SHARES       |  8   | SHARED VOTING POWER                               |
|   BENEFICIALLY    |      | 245                                               |
|     OWNED BY      |----------------------------------------------------------|
|       EACH        |  9   | SOLE DISPOSITIVE POWER                            |
|    REPORTING      |      | None                                              |
|   PERSON WITH     |----------------------------------------------------------|
|                   |  10  | SHARED DISPOSITIVE POWER                          |
|                   |      | 245                                               |
|------------------------------------------------------------------------------|
|  11 |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          |
|     |  245                                                                   |
|------------------------------------------------------------------------------|
|  12 |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     [ ] |
|     |  EXCLUDES CERTAIN SHARES*                                              |
|------------------------------------------------------------------------------|
|  13 |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    |
|     |  less than 1%                                                          |
|------------------------------------------------------------------------------|
|  14 |  TYPE OF REPORTING PERSON*                                             |
|     |  CO                                                                    |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------
CUSIP No. 45767A 10 5
----------------------

-------------------------------------------------------------------------------|
|  1  |  NAME OF REPORTING PERSONS                                             |
|     |  Metropolitan Asset Group, Ltd.                                        |
|     |  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                    |
|     |   (Intentionally Omitted)                                              |
|------------------------------------------------------------------------------|
|  2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]   |
|     |                                                               (b)[X]   |
|------------------------------------------------------------------------------|
|  3  |  SEC USE ONLY                                                          |
|------------------------------------------------------------------------------|
|  4  |  SOURCE OF FUNDS*                                                      |
|     |  Not applicable                                                        |
|------------------------------------------------------------------------------|
|  5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              |
|     |  PURSUANT TO ITEMS 2(d) OR 2(e)                                        |
|------------------------------------------------------------------------------|
|  6  |  CITIZENSHIP OR PLACE OF ORGANIZATION                                  |
|     |  New York                                                              |
|------------------------------------------------------------------------------|
|                   |  7   | SOLE VOTING POWER                                 |
|                   |      | None                                              |
|     NUMBER OF     |----------------------------------------------------------|
|      SHARES       |  8   | SHARED VOTING POWER                               |
|   BENEFICIALLY    |      | 976,141                                           |
|     OWNED BY      |----------------------------------------------------------|
|       EACH        |  9   | SOLE DISPOSITIVE POWER                            |
|    REPORTING      |      | None                                              |
|   PERSON WITH     |----------------------------------------------------------|
|                   |  10  | SHARED DISPOSITIVE POWER                          |
|                   |      | 976,141                                           |
|------------------------------------------------------------------------------|
| 11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          |
|     |  976,141                                                               |
|------------------------------------------------------------------------------|
| 12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     [ ] |
|     |  EXCLUDES CERTAIN SHARES*                                              |
|------------------------------------------------------------------------------|
| 13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    |
|     |  4.7%                                                                  |
|------------------------------------------------------------------------------|
| 14  |  TYPE OF REPORTING PERSON*                                             |
|     |  PN                                                                    |
 ------------------------------------------------------------------------------|

                                 AMENDMENT NO. 2
                                       TO
                           STATEMENT ON SCHEDULE 13D
                             PURSUANT TO RULE 13D-1
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


The undersigned hereby amend Items 2, 4 and 5 of the Statement on Schedule 13D filed on their behalf for the event, dated December 16, 1999, with the Securities and Exchange Commission. Unless otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in such previously filed Statement on Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is amended by deleting paragraph (b) (regarding MV, Inc.), (h) (regarding Robin L. Farkas) and the last paragraph. The last paragraph should be replaced with the following:

         AF, MSD, MAG, the Related Limited Partnership and F III are collectively referred to herein as the "Reporting Persons." The Report Persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. None of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is amended by replacing the first paragraph with the following:

In January 1999, the Related Limited Partnership transferred 117,504 shares of Common Stock to RF, a general partner of the Related Limited Partnership. As a result of such transfer, RF has no interest in the remaining 117,504 shares of Common Stock held by the Related Limited Partnership and RF has ceased to be a Reporting Person or a member of the AF reporting group.

Effective December 16, 1999, AF and his wife were divorced. As part of the divorce settlement, AF transferred to his ex-wife all of the stock of MV, which owned shares of Common Stock, and 155,114 shares of Common Stock owned by MSD. Mr. Farkas' ex-wife received a beneficial interest in 50% of AF's options to purchase 50,000 shares of Common Stock. In addition, Mr. Farkas's ex-wife has a right to receive a portion of the proceeds from the sale of certain of the shares of Common Stock owned by AF, under certain circumstances. As a result of such transfer, AF has no interest in the shares of Common Stock held by MV and MV has ceased to be a Reporting Person or a member of the AF reporting group.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended by replacing the existing information with the following:

         As of December 16, 1999, the Reporting Persons beneficially held interests in the Common Stock as follows:


                                     BENEFICIAL OWNERSHIP            VOTING POWER              DISPOSITIVE POWER
                                             % of
REPORTING PERSON                    SHARES      OUTSTANDING        SOLE         SHARED         SOLE         SHARED
----------------                    ------      -----------        ----         ------         ----         ------
Metro Shelter Directives, Inc.     976,141        4.7%               --        976,141           --         976,141
Metropolitan Asset Group, Ltd.     976,141        4.7%               --        976,141           --         976,141
R.A.F. Resources                   117,504         *                 --        117,504           --         117,504
F III, Inc.                            245         *                 --            245           --             245
Andrew L. Farkas                 1,248,590        6.0%          154,700      1,093,890      154,700       1,093,890
--------------
         *Less than 1%

         MSD's  beneficial   ownership  of  Common  Stock  includes  its  direct
ownership of 976,141 shares. MSD's shared voting and dispositive power results from its relationship with AF and MAG.

         MAG's beneficial ownership of Common Stock includes 976,141 shares directly owned by MSD. MAG's shared voting and dispositive power results from its relationship as the sole stockholder of MSD and its relationship with AF.

         The Related Limited Partnership's ownership of Common Stock includes its direct ownership of 117,504 shares. The Related Limited Partnership's shared voting and dispositive power results from its relationship with AF.

         F III's beneficial ownership of Common Stock includes its direct ownership of 245 shares. F III's shared voting and dispositive power results from its relationship with AF.

         AF's beneficial ownership of Common Stock includes (i) 144,700 shares directly owned by AF, (ii) 976,141 shares directly owned by MSD, (iii) 117,504 shares directly owned by the Related Limited Partnership, (iv) 10,000 shares subject to vested options and (v) 245 shares directly owned by F III. AF's shared voting and dispositive power results from his relationships as the sole stockholder of MAG and F III, and as a general partner of the Related Limited Partnership.

Acquisitions and Dispositions During the Past 60 Days

         Except as noted above, the Reporting Persons did not effect any transactions in the Common Stock during the past 60 days.

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete, and correct.


Dated as of: December 16, 1999

                                    /s/ Andrew L. Farkas
                                    --------------------------------------
                                    Andrew L. Farkas, individually

                                    Metro Shelter Directives, Inc.

                                             /s/ Andrew L. Farkas
                                    By:      -----------------------------
                                             Andrew L. Farkas
                                             President


                                    F III, Inc.

                                              /s/ Andrew L. Farkas
                                    By:       ----------------------------
                                              Andrew L. Farkas
                                              President


                                    R.A.F. Resources

                                              /s/ Andrew L. Farkas
                                    By:       ----------------------------
                                              Andrew L. Farkas
                                              General Partner


                                    Metropolitan Asset Group, Ltd.

                                              /s/ Andrew L. Farkas
                                    By:       ----------------------------
                                              Andrew L. Farkas
                                              President